Exhibit 99.1

company statement

For media enquiries please contact Michael Priebe on
Tel: 61 2 8274 5304 Mob: 0418 482 514. For
investor/analyst enquiries please contact Steve Ashe on
Tel: 61 2 8274 5246 or Mob: 0408 164 011

31 March 2005

Update on Asbestos Funding Negotiations

James Hardie notes that the Premier of New South Wales, the Hon Bob Carr, today provided an update on the timing of the Principal Agreement to be signed between James Hardie and the NSW Government.

The updated timetable announced by the Premier, with the signing of the Principal Agreement to occur in early June, reflects the complexity of the legal and administrative issues surrounding the establishment of the Special Purpose Fund designed to compensate legitimate Australian asbestos-related personal injury claims against certain former James Hardie group companies.

The agreement involves James Hardie making an unprecedented voluntary settlement amounting to some $1.5 billion (net present value actuarial central estimate, as at June 2004) over the next 40+ years. Its finalisation involves a vast array of structural, legal, accounting and social issues. Given these complexities, it is not surprising that there will be a short delay in the signing of the Principal Agreement. This should not be taken as a sign of diminution of will or effort on behalf of any of the parties involved.

James Hardie still anticipates that the shareholder meeting to consider approving the proposed asbestos compensation arrangements will be held in late July 2005. If approved, it is expected that payments to the Special Purpose Fund would commence in late August/early September 2005.

Before taking the proposal to shareholders for approval, the following key steps need to be completed:

•	Finalise NSW Government Review of Costs in Dust Diseases Compensation Claims

•	Settle terms of Principal Agreement

•	Satisfy conditions precedent

•	Update actuarial assessment and quantify Cost Review findings

•	Receive Independent Expert report

•	Obtain Board/Financier approvals

•	Enter into Principal Agreement

•	Complete enabling legislation and regulations

•	Despatch Explanatory Memorandum to shareholders

James Hardie believes that today’s announcement will not disadvantage legitimate claimants who will continue to be entitled to receive compensation through the Medical Research and Compensation Foundation (MRCF). Based on information about the existing funds of the MRCF’s subsidiaries, James Hardie believes that the MRCF will have sufficient funds to meet claims while the Principal Agreement is being finalised in accordance with the updated timetable. In the unlikely event that the MRCF’s existing sources of funds prove to be inadequate to meet proven claims prior to the finalisation of the Principal Agreement in accordance with the updated timetable, James Hardie will assist the MRCF to obtain interim funding.

There is no known precedent for such an agreement and the need to anticipate a wide range of variables has affected the initial timetable for signing the Principal Agreement. It is vital that the parties involved with the agreement are clear about all the details of the agreement to ensure its longevity and durability.

For example, the announcement of 21 December 2004 indicated that the Principal Agreement was expected to be finalised shortly after the outcome of the NSW Government Review of Legal and Administrative Costs in Dust Diseases Compensation Claims was known. The Review initially reported to the NSW Government on 8 March 2005, but the position on the key issues of apportionment and the use of a single claims manager in multiple defendant cases is yet to be determined.

Background

James Hardie announced on 21 December 2004 that it had signed a non-binding Heads of Agreement with the NSW Government, the ACTU, Unions NSW and asbestos support groups to provide long-term funding to a Special Purpose Fund to meet Australian asbestos-related personal injury claims against former James Hardie group entities Amaca Pty Ltd, Amaba Pty Ltd and ABN60 Pty Ltd.

The Heads of Agreement forms the basis of the Principal Agreement to be settled between James Hardie and the NSW Government which, in turn, will require the support of James Hardie’s lenders and shareholders. The Principal Agreement will be a legally binding agreement.

End

Investor and Analyst Enquiries:

Steve Ashe – Vice President, Investor Relations
Telephone: 61 2 8274 5246
Mobile: 0408 164 011
Email: steve.ashe@jameshardie.com.au

Media Enquiries:

Michael Priebe
Telephone: 61 2 8274 5304
Mobile: 0418 482 514
Email: media@jameshardie.com.au
Facsimile: 61 2 8274 5218

www.jameshardie.com

Disclaimer

This Company Statement contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with the Securities and Exchange Commission on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of such forward-looking statements include:

•	projections of our operating results or financial condition;

•	statements of our plans, objectives or goals, including those relating to competition, acquisitions, dispositions and our products;

•	statements about our future economic performance or that of the United States, Australia or other countries in which we operate; and

•	statements about product or environmental liabilities.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should,” “aim” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include but are not limited to: all matters relating to or arising out of the prior manufacture of asbestos by ABN 60 and certain former subsidiaries; competition and product pricing in the markets in which we operate; general economic and market conditions; compliance with and possible changes in environmental and health and safety laws; the successful transition of new senior management; the success of our research and development efforts; the supply and cost of raw materials; our reliance on a small number of product distributors; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; risks of conducting business internationally; compliance with and changes in tax laws and treatments; and foreign exchange risks. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made.